SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 10)

FACET BIOTECH CORPORATION

(Name of Subject Company)

FACET BIOTECH CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30303Q103

(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Richard Capelouto

Kirsten Jensen

Robert Spatt

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on October 1, 2009 (as amended and supplemented from time to time, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the Common Stock, the “Shares”) upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO originally filed by Purchaser with the SEC on September 21, 2009, as amended and supplemented prior to the date hereof (together with any amendments and exhibits thereto, the “Schedule TO”).  The value of the consideration offered pursuant to the Schedule TO (as so amended), together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer”.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 4.  The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraph after the last paragraph under the heading “Background of the Offer”:

On December 17, 2009, Biogen Idec announced that the Offer expired at midnight Eastern Time on December 16, 2009, and that at the expiration of the Offer a majority of the outstanding Shares were not tendered into the Offer and no Shares were purchased pursuant to the Offer.

Item 9.    Materials to Be Filed as Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(19)	Press release of Facet Biotech Corporation, dated December 17, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	December 17, 2009